SunAmerica Asset

Management, LLC

Harborside 5

185 Hudson Street Suite 3300

Jersey City, NJ 07311 www.aig.com

Edward J. Gizzi

Assistant General Counsel

SunAmerica Asset

Management, LLC

AIG Life & Retirement

T +1 551 235 3560

F +1 201 324 6364

Edward.Gizzi@aig.com

October 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Min S. Oh

Re:      VALIC Company I (the "Registrant")

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Mr. Oh:

This letter responds to comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission on September 21, 2020, regarding Post-Effective Amendment No. 95 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 94 to the Registrant's Registration Statement under the Investment Company Act of 1940, as amended (the "Amendment"), filed on August 7, 2020. The Amendment contains the prospectus and statement of additional information ("SAI") for the following funds: (i) Aggressive Growth Lifestyle Fund;

(ii)Capital Appreciation Fund; (iii) Conservative Growth Lifestyle Fund; (iv) Core Bond Fund;

(v)High Yield Bond Fund; (vi) International Opportunities Fund; (vii) Mid Cap Value Fund;

(viii)Moderate Growth Lifestyle Fund (collectively with the Aggressive Growth Lifestyle Fund and the Conservative Growth Lifestyle Fund, the "Lifestyle Funds"); (ix) Small Cap Value Fund; and (x) U.S. Socially Responsible Fund (collectively, the "Funds" and each, a "Fund").

For your convenience, the substance of the Staff's comments has been restated below to the best of the Registrant's understanding in italicized text. The Registrant's response to each comment is set out immediately under the restated comment. A Post-Effective Amendment to the

Registration Statement, which reflects changes made in response to the Staff's comments with respect to the Funds, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.General

Comment 1: Please file your response to the Staff's comments on EDGAR several days in advance of the effective date of the filing. Please remember that the Registrant remains responsible for the accuracy of all information in the Registration Statement and review by the Staff does not constitute a determination that the Registration Statement is complete.

Response 1: The Registrant will seek to respond as requested.

Comment 2: Please provide ticker symbols, both on the front page of the Prospectus and on the front page of the SAI.

Response 2: The requested change has been made.

Comment 3: Please fill in all information currently bracketed or left blank in the Prospectus and the SAI as part of the Registrant's filing for the Funds pursuant to Rule 485(b) under the Securities Act.

Response 3: The requested change has been made.

II.Prospectus

Comment 4: In the Fees and Expenses of the Fund in the Fund Summary for each Fund, please revise the Annual Fund Operating Expenses table to include the Shareholder Fees information required by Form N-1A before the Annual Fund Operating Expenses information. If there are no shareholder fees, please indicate "N/A" or "none."

Response 4: The Registrant respectfully submits that each Fund will not charge Shareholder Fees. The Registrant notes that Instruction 1(c) to Item 3 of Form N-1A provides that a "Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions." As a result, the Registrant declines to make the requested change at this time.

Comment 5: In the Principal Investment Strategies of the Fund in the Fund Summary for each Lifestyle Fund, please include narrative disclosure for each asset class noted in the table with the caption "The projected asset allocation ranges for the Fund are as follows:" For example, the Staff notes that the projected asset allocation for the Aggressive Growth Lifestyle Fund includes 0%-15% in Real Estate Funds, but there is no narrative disclosure in the Fund's Principal Investment Strategies.

Response 5: The Registrant has revised the second paragraph of the Principal Investment Strategies of the Aggressive Growth Lifestyle Fund to read as follows (additions bolded and underlined; deletions in strikethrough text):

Generally, the Fund invests a larger portion of its assets in Underlying Funds that invest in securities with a greater opportunity for capital growth, such as stocks, and generally has a higher level of risk than the Moderate Growth Lifestyle Fund and the Conservative Growth Lifestyle Fund. The Fund's indirect holdings are primarily in equity securities of domestic and foreign companies of any market capitalization, and fixed-income securities of domestic issuers. A portion of the Fund's indirect holdings may also include fixed-income securities of foreign issuers, real estate and real estate related securities, and money market securities. The Fund's indirect holdings in fixed-income securities may include high yielding, high risk fixed-income securities (often referred to as "junk bonds").

The Registrant has made similar changes to the other Lifestyle Funds as applicable.

Comment 6: In the Principal Risks in the Fund Summary for each Fund, the Staff notes that the principal risks appear predominately in alphabetical order. Please reorder the risks to reflect the most significant risks to adversely affect each Fund's net asset value, yield and total return, consistent with ADI 2019-08.

Response 6: The Registrant respectfully submits that the order of the principal risks is appropriate and declines to make this change at this time.

Comment 7: In the Investment Adviser section in the Fund Summary for each Fund, for the Portfolio Managers noted, please provide the month and year that each Portfolio Manager became a Portfolio Manager for the Fund rather than just the year.

Response 7: The requested change has been made.

Comment 8: For the Capital Appreciation Fund, the second line of the Principal Investment Strategies in the Fund Summary refers to the Russell 1000® Growth Index. Please provide a brief description of the index. Please provide a brief description of each other index which is discussed in a Fund's Principal Investment Strategies.

Response 8: The Registrant respectfully declines to make the suggested change, as a definition of the Russell 1000® Growth Index is included in the statutory prospectus in the Investment Glossary section under the heading About the Indices. The Registrant has included a definition of each of the indexes discussed in a Fund's Principal Investment Strategies in the Investment Glossary section under the heading About the Indices.

Comment 9: For the Capital Appreciation Fund, the first line of the Principal Investment Strategies in the Fund Summary refers to the market capitalization of the Russell

1000® Growth Index as of November 29, 2019. Please provide a more recent market capitalization for the index. Please also provide a more recent market capitalization information for other indexes discussed in a Fund's Prospectus.

Response 9: The Registrant has revised the first paragraph of the Principal Investment Strategies of the Capital Appreciation Fund to read as follows (additions bolded and underlined; deletions in strikethrough text):

The Fund invests in equity securities of large-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 1000® Growth Index. As of ~~November 29, 2019~~, September 30, 2020, the largest stock by market capitalization in the ~~the market capitalization range of the companies in the~~ Russell 1000® Growth Index was approximately $ 1.98 ~~1.45 billion to $1.2~~ trillion and the median was $14.35 billion. The subadviser selects stocks using a unique, growth-oriented approach, focusing on high quality companies with sustainable earnings growth that are available at reasonable prices, which combines the use of proprietary analytical tools and the qualitative judgments of the investment team. In general, the subadviser believes companies that are undervalued relative to their fundamentals and exhibit improving investor interest outperform the market over full market cycles. As a result, the subadviser's investment process begins by using tools to rank stocks based on expected returns, construct preliminary portfolios with the use of fundamental factors, and manage risk. All purchases and sales of portfolio securities, however, are subjected ultimately to the investment team's qualitative judgments developed from their cumulative investment experience. The entire process is designed to focus on company fundamentals through both quantitative and qualitative analysis to balance return generation with risk management.

The Registrant has also made similar updates to other index capitalization ranges that are referenced in the Registration Statement.

Comment 10: The Registrant discloses Emerging Markets Risk in the Risks of Investing in the Fund in the Fund Summary for the Core Bond Fund and the International Opportunities Fund. Please disclose how these Funds define what constitutes an emerging market security.

Response 10: The Registrant notes that the subadvisers determine what constitutes an emerging market security in slightly different manners, all of which use objective means to make such determinations. The Registrant submits that the current disclosure is appropriate and intended to satisfy the plain English requirement, and therefore respectfully declines to make this change at this time.

Comment 11: The Registrant discloses "Non-Mortgage Asset Backed Securities Risk" in the Risks of Investing in the Fund in the Fund Summary for the Core Bond Fund. The Principal Investment Strategies of the Fund for the Core Bond Fund disclose that the Fund may invest in "asset-backed securities." Please make the referenced language consistent as between the risk disclosure and the principal investment strategies.

Response 11: The Registrant has revised the first sentence of the Principal Investment Strategies of the Core Bond Fund to read as follows (additions bolded and underlined; deletions in strikethrough text):

The Fund invests, under normal circumstances, at least 80% of net assets in medium- to high-quality fixed-income securities, including corporate debt securities of domestic and foreign companies, or in securities issued or guaranteed by the U.S. Government, mortgage-backed or non-mortgage asset-backed securities.

Comment 12: For the High Yield Bond, the last sentence of the first paragraph of the Principal Investment Strategies in the Fund Summary notes that the Fund may invest up to 35% of its net assets in below-investment grade foreign fixed-income securities. Please add currency risk disclosure as a principal risk if it is applicable to this Fund. Please also add currency risk as applicable to the International Opportunities Fund.

Response 12: The requested change has been made.

Comment 13: For the High Yield Bond Fund, the third paragraph of the Principal Investment Strategies of the Fund Summary states that the subadviser "combines top-down macroeconomic themes with bottom-up research ideas on individual securities to achieve the Fund's objective." Please generally try to use more plain English language in the Funds' summaries in lieu of technical financial terminology.

Response 13: The Registrant has revised the noted disclosure to read as follows (additions bolded and underlined; deletions in strikethrough text):

The subadviser ~~combines top-down macroeconomic themes~~ analyzes macroeconomic trends to develop an overall picture of a country, market, or market segment and combines that analysis with ~~bottom-up~~ research ~~ideas~~ on individual securities to achieve the Fund's objective.

Comment 14: For the High Yield Bond Fund, the fourth paragraph of the Principal Investment Strategies of the Fund Summary refers to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Please add U.S. government obligations risk disclosure for each Fund that references U.S. government agencies or instrumentalities in its Principal Investment Strategies.

Response 14: The Registrant respectfully notes that the reference to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities in the Principal Investment Strategies for the High Yield Bond Fund relates to the collateral received by the Fund if the Fund engages in securities lending. The Fund ordinarily will not otherwise invest in U.S. Government or agency securities. The Registrant submits that the risk of investing in securities issued or guaranteed by the U.S. Government or its agencies is therefore not a principal risk of the Fund. In response to the Staff's comment, however, the Registrant has revised the Securities Lending Risk disclosure to read as follows (additions bolded and underlined; deletions in strikethrough text):

Securities Lending Risk. Engaging in securities lending could increase the market and credit risk for Fund investments. The Fund may lose money if it does not recover borrowed securities, the value of the collateral falls, or the value of investments made with cash collateral declines. The Fund's loans will be collateralized by securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities, which subjects the Fund to the credit risk of the U.S. Government or the issuing federal agency or instrumentality. If the value of either the cash collateral or the Fund's investments of the cash collateral falls below the amount owed to a borrower, the Fund also may incur losses that exceed the amount it earned on lending the security. Securities lending also involves the risks of delay in receiving additional collateral or possible loss of rights in the collateral if the borrower fails. Another risk of securities lending is the risk that the loaned portfolio securities may not be available to the Fund on a timely basis and the Fund may therefore lose the opportunity to sell the securities at a desirable price.

Comment 15: For the International Opportunities Fund, the first paragraph of the Principal Investment Strategies of the Fund Summary states that the Fund normally invests in "equity and equity-related securities." The section Additional Information About the Funds' Investment Objectives, Strategies and Investment Risks states that equity securities include "common stocks, preferred stocks, convertible securities and depositary receipts." Please use the more specific language in the Principal Investment Strategies or otherwise reconcile the disclosure.

Response 15: The requested change has been made.

Comment 16: For the International Opportunities Fund, the Investment Adviser section of the Fund Summary states that "[t]he Fund is subadvised by DIFA and MFS." Please generally define terms the first time they are used.

Response 16: The requested change has been made. The Registrant will define terms the first time they are used.

Comment 17: For the Mid Cap Value Fund, the Fees and Expenses of the Fund section of the Fund Summary states that the Fund had portfolio turnover during its most recent fiscal year. Please revise the disclosure because this is a new fund.

Response 17: The requested change has been made.

Comment 18: For the Mid Cap Value Fund, the second paragraph of the Principal Investment Strategies of the Fund Summary uses the phrase "identifiable catalyst." Please briefly explain this term.

Response 18: The Registrant has revised the second paragraph of the Principal Investment Strategies for the Mid Cap Value Fund to read as follows (additions bolded and underlined; deletions in strikethrough text):

The subadvisers use value-oriented investment approaches to identify companies in which to invest the Fund's assets. Generally, the subadvisers select stocks that they believe meet one or more of the following criteria: (1) are undervalued relative to other securities in the same industry or market, (2) exhibit good or improving fundamentals, or (3) exhibit an identifiable catalyst

(e.g., an event or company report that significantly affects the price of a security, such as an earnings report, new product launch or new legislation, lawsuit) that could close the gap between market value and fair value over the next one to two years.

Comment 19: For the U.S. Socially Responsible Fund, please describe in the Principal Investment Strategies the criteria used in determining what issuers the Fund considers to have socially responsible characteristics and confirm that the Fund selects investments by reference to a proprietary screen and inputs from a third- party social research company. The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies. For example, please confirm whether it performs its own independent analysis of issuers or does it rely exclusively on third-parties. Finally, please explain (1) whether the Fund's socially responsible criteria are applied to every investment it makes or only to some of its investments and (2) whether socially responsible criteria is the exclusive factor considered or whether it is one of several factors. With respect to the third-party research provider, please identify the provider and summarize the criteria/methodology for its research in the Principal Investment Strategies. Alternatively, please provide in correspondence why the Registrant believes such disclosure is not required.

Response 19: The Registrant has revised the Principal Investment Strategies to include additional detail on the socially responsible characteristics that the subadviser uses in selecting investments for the U.S. Socially Responsible Fund. The Registrant confirms that the Fund selects investments using a proprietary screen and inputs from a third party social research company, MSCI ESG Research LLC ("MSCI ESG Research"). The subadviser conducts its own independent analysis of issuers for purposes of its proprietary screen.

The Registrant confirms that the Fund's socially responsible criteria are applied to every investment the Fund makes and is the exclusive factor for consideration. As noted above, the third party social research company used by the Fund's subadviser is MSCI ESG Research. The Fund uses MSCI ESG Research's ESG sustainability ratings and controversy score services. MSCI ESG Research's ESG sustainability ratings and controversy score services are used to further screen out issuers on top of the subadviser's proprietary screen.

Comment 20: The U.S. Socially Responsible Fund should disclose, where appropriate, how the Fund will approach relevant socially responsible proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response 20: The Registrant has revised the section Proxy Voting Policies and Procedures of the Funds' Statement of Additional Information to reflect that, while the Funds (other than the U.S. Socially Responsible Fund) will ordinarily abstain on environmental, social and environmental/social proposals, the U.S. Socially Responsible Fund will generally cast votes on such proposals in accordance with the Registrant's proxy voting guidelines for funds with socially responsible or ESG investment strategies.

Comment 21: Please revise the section Tax Information of the Important Additional Information to be in plain English.

Response 21: The Registrant has revised the section Tax Information to read as follows (additions bolded and underlined; deletions in strikethrough text):

~~The Fund~~ A Fund will not be subject to U.S. federal income tax ~~on the net~~ so long as it qualifies as a regulated investment company ~~taxable income or net capital gains distributed to~~ and distributes its income and gains each year to its shareholders ~~as ordinary income dividends or capital gain dividends and the separate accounts that receive the dividends are not subject to tax~~. However, contractholders may be subject to federal income tax (and a federal Medicare tax of 3.8% that applies to net income, including taxable annuity payments, if applicable) upon withdrawal from a Variable Contract. Contractholders should consult the prospectus (or other offering document) for the Variable Contract for additional information regarding taxation.

Comment 22: For the Lifestyle Funds, please revise the tables in each Fund's Principal Investment Strategies that note the Fund's exposure to the asset categories of Underlying Funds to match those tables in the section Additional Information About the Funds' Investment Objectives, Strategies and Investment Risks. In particular, please add the additional information from the additional information section that discloses whether an underlying fund invests in domestic or international asset categories, as applicable, in the Principal Investment Strategies.

Response 22: The Registrant respectfully declines to make this change. The Registrant submits that in future amendments to the Funds' Prospectus after the Lifestyle Funds have fully invested in accordance with their strategies, the Registrant intends to disclose the actual asset allocations, rather than projected asset allocations, in the section Additional Information About the Funds' Investment Objectives, Strategies and Investment Risks. The Registrant believes it is appropriate to include the additional detail about the Lifestyle Funds' actual allocation to the

Underlying Funds' asset categories in this section, while keeping the Lifestyle Fund's proposed asset allocation in the summary section of the Prospectus.

Comment 23: For each of the Lifestyle Funds, please identify the Underlying Funds that are available for investment or make up each asset category.

Response 23: The Registrant has added as Appendix A to the filing a list of the Underlying Funds that are available for investment by each Lifestyle Fund and a brief description of the investment objective of each Underlying Fund.

Comment 24: For each of the Lifestyle Funds, please add narrative disclosure to the Principal Investment Strategies and Principal Risks sections of each Fund Summary relating to each Fund's investments in Domestic Money Market Underlying Funds as noted in the Additional Information About the Funds' Investment Objectives, Strategies and Investments Risks section.

Response 24: Please see the Registrant's response to Comment 5.

Comment 25: The section Additional Information About the Funds' Investment Objectives, Strategies and Investment Risks notes that the Capital Appreciation Fund may invest up to a maximum of 20% of its total assets in the equity securities of foreign issuers. Please add disclosure about this limitation to the Capital Appreciation Fund's Principal Investment Strategies and Principal Risks in its Fund Summary.

Response 25: The requested change has been made.

Comment 26: The section Additional Information About the Funds' Investment Objectives, Strategies and Investment Risks notes that the Core Bond Fund and High Yield Bond Fund may invest up to a maximum of 20% of each Fund's respective net assets in the equity securities. Please add disclosure about this limitation to the Principal Investment Strategies and Principal Risks in each Fund's Fund Summary.

Response 26: The requested change has been made.

Comment 27: The section Additional Information About the Funds' Investment Objectives, Strategies and Investment Risks notes that the International Opportunities may invest up to a maximum of 20% of its net assets in fixed-income securities. Please add disclosure about this limitation to the International Opportunities Fund's Principal Investment Strategies and Principal Risks in its Fund Summary.

Response 27: The requested change has been made.

Comment 28: The section Additional Information About the Funds' Investment Objectives, Strategies and Investment Risks notes that the Small Cap Value Fund may invest up to a maximum of 25% of its assets in the securities of foreign issuers. Please add disclosure about this limitation to the Small Cap Value Fund's Principal Investment Strategies and Principal Risks in its Fund Summary.

Response 28: The requested change has been made.

Comment 29: The section Additional Information About the Funds' Investment Objectives, Strategies and Investment Risks relating to the U.S. Socially Responsible Fund has very limited disclosure. The Staff understands this section to be disclosure related to Item 9 of Form N-1A. This Item 9 disclosure should expand on the principal investment strategies in each Fund's Fund Summary. Please provide more detail, not only for the U.S. Socially Responsible Fund, but for each of the other funds as well for Item 9 disclosure.

Response 29: The Registrant has revised each Fund's investment strategies in the above- referenced section. Please see Exhibit A attached hereto.

Comment 30: The Investment Glossary section defines large-cap companies with reference to the Russell 1000® Index. This is inconsistent with the disclosure in the Fund Summary for the Capital Appreciation Fund, which refers to the Russell 1000® Growth Index. Please revise the disclosure to make this consistent.

Response 30: The Registrant believes that defining large-cap companies with reference to the Russell 1000® in the Investment Glossary is not inconsistent with the Capital Appreciation Fund's Fund Summary. The Capital Appreciation Fund's Principal Investment Strategies says that the Fund invests in equity securities "of large- sized U.S. companies similar in size . . . to those within the Russell 1000® Growth Index." (emphasis added). The Fund's Principal Investment Strategies does not define large-cap companies as those within the Russell 1000® Growth Index, but instead states that the Fund will invest in large sized companies similar in size to those in the Russell 1000® Growth Index. The Registrant notes that the definition of large-cap companies within the Investment Glossary applies to each Fund in the Prospectus which may, to the extent consistent with its respective investment strategies, invest in large-cap companies without reference to the Russell 1000® Growth Index, while the Principal Investment Strategies of the Capital Appreciation Fund apply only to the Fund. As a result, the Registrant believes that the difference in the disclosure is warranted and respectfully declines to make the requested change at this time.

Comment 31: The Investment Glossary section defines mid-cap companies with reference to the S&P MidCap 400 and Russell Midcap® Indices. This is inconsistent with the disclosure in the Fund Summary for the Mid Cap Value Fund, which refers only to the Russell Midcap® Index. Please revise the disclosure to make this consistent.

Response 31: Similar to the Registrant's response for Comment 30, the Registrant believes that the difference in the disclosure is warranted and declines to make a change at this time. The Registrant respectfully notes that the Investment Glossary definition of mid-cap companies and the Principal Investment Strategies for the Mid Cap Value Fund each state the respective definition of mid-cap companies "generally" includes those in the referenced indices. The Registrant further notes that the definition of mid-cap companies within the Investment Glossary applies to each Fund in the Prospectus which may, to the extent consistent with its respective investment strategies, invest in mid-cap companies with reference to either the S&P MidCap 400 Index or the Russell Midcap® Indices, while the Principal Investment Strategies of the Mid Cap Value Fund apply only to the Fund.

Comment 32: The Staff notes that the disclosure under the heading "Investment Risks" under the section Investment Glossary appears to be disclosure required by Item 9 of Form N-1A. This risk disclosure should provide more detail than what is included in each Fund's Fund Summary. Consider also updating the caption to read "Principal Investment Risks" or "Principal and Non-Principal Investment Risks," as applicable.

Response 32: The Registrant notes the Staff's comment with respect to Item 9 of Form N-1A, and respectfully submits that it includes appropriate detail with respect to the risk disclosure in the Investment Risks section of the Investment Glossary. The Registrant notes that each Fund Summary includes the caption "Principal Risks of Investing in the Fund" and believes that the use of the caption "Investment Risks" in the Investment Glossary section sufficiently distinguishes the additional risk disclosure required by Item 9 of Form N-1A from the Principal Risk disclosure required by Item 4 of Form N-1A. The Registrant notes that the additional risk disclosure applicable to a Fund is noted in the section Additional Information About the Funds' Investment Objectives, Strategies and Investment Risks under the subheading for each Fund.

Comment 33: Please disclose how each of the indices in the About the Indices section under the section Investment Glossary relate to the Funds. For example, are the indices performance benchmarks?

Response 33: The Registrant notes that the disclosure relating to the Funds will be merged into the multi-fund prospectus and statement of additional information (the "Multi- Fund Book") that relates to all of the series (each, a "VC I Fund" and collectively, the "VC I Funds") of the Registrant as part of the annual update of the Registration Statement. The above-referenced section is intended to assist shareholders in navigating the Multi-Fund Book by providing an easy glossary for the definitions of indices referenced throughout the Multi-Fund Book. The Registrant has deleted indices from the Section for this filing to the extent that such indices are not referenced elsewhere.

III.SAI

Comment 34: The Fundamental Investment Restriction for Real Estate says that "All Funds" may purchase or sell real estate, but then the line "Explanation" says that the Lifestyle Funds may not invest in real estate. Please make the style consistent with the other Investment Restrictions (i.e., please say "All Funds, except the Lifestyle Funds:").

Response 34: The Registrant has revised the Fundamental Investment Restriction for Real Estate to read as follows (additions bolded and underlined; deletions in strikethrough text):

All Funds, except the Lifestyle Funds: No Fund may purchase or sell real estate except that each Fund (other than the Lifestyle Funds) may (i) hold and sell real estate acquired as a result of the Fund's ownership of securities or other instruments; (ii) purchase or sell securities or other instruments backed by real estate, or interests in real estate; and (iii) purchase or sell securities of entities or investment vehicles, including real estate investment trusts, that invest, deal, or otherwise engage in the business of real estate.

Explanation: The Lifestyle Funds may not invest in real estate.

Comment 35: The Non-Fundamental Investment Restriction for Short Sales says that "All Funds, except the Lifestyle Funds . . ." may not sell securities short except to the extent permitted by applicable law and also repeats that the Lifestyle Funds may not sell securities short in the line "Explanation". Please revise this restriction to be less repetitive.

Response 35: The Registrant has revised the Non-Fundamental Investment Restriction for Short Sales to read as follows (additions bolded and underlined; deletions in strikethrough text):

All Funds, except the Lifestyle Funds: Each Fund~~, other than the Lifestyle Funds,~~ may not sell securities short except to the extent permitted by applicable law.

Explanation: The Lifestyle Funds may not sell securities short.

Comment 36: Please disclose the basis-point fee paid to each of the subadvisers by the Investment Adviser with respect to each Fund in the section Investment Subadvisers.

Response 36: The Registrant respectfully declines to make this change. The Registrant submits that it relies upon an Order of the Securities and Exchange Commission issued to SunAmerica Asset Management Corp. on December 3, 1996, Investment Company Act Release No. 22364, and intends to disclose the information regarding subadvisory fees that is consistent with the Order. As the Funds are new and no sub-advisory fees have been paid, the Registrant cannot disclose the basis-point fee paid to each subadviser.

Comment 37: For the table disclosing other accounts of the Portfolio Managers in the Portfolio Managers section, please supplementally confirm that none of the Portfolio Managers are paid based on performance. Form N-1A breaks this table out based on funds that are paid an ordinary asset-based fee and those that are paid based on performance.

Response 37: The Registrant has included footnotes to the table disclosing other accounts of the Portfolio Managers indicating which Portfolio Managers are paid based on performance.

IV. Part C:

Comment 38: For the Part C, please confirm all proper exhibits for the new funds are included in the filing.

Response 38: The Registrant confirms that all proper exhibits for the new Funds will be included in the filing for the Funds pursuant to Rule 485(b) under the Securities Act.

Comment 39: Please file a new legal opinion under exhibit i.(1) of Part C, which is required because these are new series of the Registrant.

Response 39: The Registrant confirms that it will file a new legal opinion with the filing for the Funds pursuant to Rule 485(b).

Comment 40: The Staff notes that the powers of attorney for the Directors filed as exhibit q. is broad and dated far in advance of the Amendment. Please have a fresh power of attorney executed that is more specific to this filing and dated nearer to this filing.

Response 40: The Registrant respectfully declines to file a new power of attorney for this filing. The Registrant notes that the power of attorney is valid and legally sufficient for the filing pursuant to Maryland law. The Registrant further notes that the Board of Directors specifically approved the filing of the Funds' registration statement at Board meetings held August 3-4, 2020.

Comment 41: Please include disclosure relating to indemnification under the Securities Act in the Registrant's disclosure related to Item 30 of Form N-1A in the Part C.

Response 41: The requested disclosure has been added to the end of Item 30 as follows:

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Corporation or a Fund pursuant to the foregoing provisions, or otherwise, the Corporation has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Fund of expenses incurred or paid by a director, officer or controlling person of such Fund in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the respective Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Comment 42: Please include disclosure related to the Funds' subadvisers in response to Item 31 of Part C.

Response 42: The requested change has been made.

***

Should you have any questions concerning the above, please call the undersigned at 201-324- 6378.

Very truly yours,

/s/ Edward J. Gizzi

Edward J. Gizzi

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC

Exhibit A

Aggressive Growth Lifestyle Fund

As a fund-of-funds, the Fund's principal investment strategy is to allocate assets among a combination of the Underlying Funds that, in turn, invest directly in a wide range of portfolio securities (like stocks and bonds). The Fund uses asset allocation strategies to determine how much to invest in the Underlying Funds.

Generally, the Fund invests a larger portion of its assets in Underlying Funds that invest in securities with a greater opportunity for capital growth, such as stocks, and generally has a higher level of risk than the Moderate Growth Lifestyle Fund and the Conservative Growth Lifestyle Fund. The Fund's indirect holdings are primarily in equity securities of domestic and foreign companies of any market capitalization, and fixed-income securities of domestic issuers. A portion of the Fund's indirect holdings may also include fixed-income securities of foreign issuers, real estate and real estate related securities, and money market securities. The Fund's indirect holdings in fixed-income securities may include high yielding, high risk fixed-income securities (often referred to as "junk bonds").

Asset allocation is the most critical investment decision that you make as an investor. Selecting the appropriate combination should be based on your personal investment goals, time horizons and risk tolerance.

This Fund is managed so that it can serve as a complete investment program for you or as a core part of your larger portfolio.

The Underlying Funds have been selected to represent a reasonable spectrum of investment options for the Fund. The subadviser has based the target investment percentages for the Fund on the degree to which it believes the Underlying Funds, in combination, to be appropriate for the Fund's investment objective. The subadviser may change the asset allocation ranges and the particular Underlying Funds in which the Fund may invest from time to time.

The Underlying Funds in which the Fund invests may engage in active and frequent trading of portfolio securities in an effort to achieve their investment objectives.

The Fund intends to invest in Underlying Funds with exposure to the following asset ~~categories in the approximate percentages noted~~:

Asset Category/

Underlying Funds

Domestic Equity Funds

International Equity Funds

Domestic Fixed Income Funds

Real Estate Funds

International Fixed Income Funds

Domestic Money Market

~~Percentage of~~

~~Fund Assets~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

The percentage of the Fund's assets invested in the Underlying Funds will change from time-to-time and the subadviser may re- allocate the Fund's assets among these asset categories and the Underlying Funds.

Please see the section titled "Investment Glossary-Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk.

Capital Appreciation Fund

The Fund invests in equity securities of large-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 1000® Growth Index. securities of large-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 1000® Growth Index. As of September 30, 2020, the largest stock by market capitalization in the Russell 1000® Growth Index was approximately $1.98 trillion and the median was $14.35 billion. The subadviser selects stocks using a unique, growth-oriented approach, focusing on high quality companies with sustainable earnings growth that are available at reasonable prices, which combines the use of proprietary analytical tools and the qualitative judgments of the investment team. In general, the subadviser believes companies that are undervalued relative to their fundamentals and exhibit improving investor interest outperform the market over full market cycles. As a result, the subadviser's investment process begins by using tools to rank stocks based on expected returns, construct preliminary portfolios with the use of fundamental factors, and manage risk. All purchases and sales of portfolio securities, however, are subjected ultimately to the investment team's qualitative judgments developed from their cumulative investment experience. The entire process is designed to focus on company fundamentals through both quantitative and qualitative analysis to balance return generation with risk management. Although the Fund typically invests in common stocks of domestic companies, the Fund may occasionally invest in the equity securities of foreign issuers (up to a maximum of 20% of total assets).

In order to generate additional income, the Fund may lend portfolio securities to broker-dealers and other financial institutions provided that the value of the loaned securities does not exceed 30% of the Fund's total assets. These loans earn income for the Fund and are collateralized by cash and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Please see the section titled "Investment Glossary-Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk, Active Trading Risk and Foreign Investment Risk.

Conservative Growth Lifestyle Fund

As a fund-of-funds, the Fund's principal investment strategy is to allocate assets among a combination of the Underlying Funds that, in turn, invest directly in a wide range of portfolio securities (like stocks and bonds). The Fund invests a larger portion of its assets in Underlying Funds that invest in securities that generate current income, and generally has a lower risk level than the Aggressive Growth Lifestyle Fund and Moderate Growth Lifestyle Fund.

The Fund's indirect holdings are primarily in fixed-income securities of domestic and foreign issuers and in equity securities of domestic companies. The Underlying Funds also invest, to a limited extent, in equity securities of foreign issuers, lower rated fixed-income securities (often referred to as "junk bonds"), .

Asset allocation is the most critical investment decision that you make as an investor. Selecting the appropriate combination should be based on your personal investment goals, time horizons and risk tolerance. This Fund is managed so that it can serve as a complete investment program for you or as a core part of your larger portfolio.

The Underlying Funds have been selected to represent a reasonable spectrum of investment options for the Fund. The subadviser has based the target investment percentages for the Fund on the degree to which it believes the Underlying Funds, in combination, to be appropriate for the Fund's investment objective. The subadviser may change the asset allocation ranges and the particular Underlying Funds in which the Fund may invest from time to time.

The Underlying Funds in which the Fund invests may engage in active and frequent trading of portfolio securities in an effort to achieve their investment objectives.

The Fund intends to invest in Underlying Funds with exposure to the following asset categories ~~in the approximate percentages noted~~:

Asset Category/

Underlying Funds

Domestic Fixed Income Funds

Domestic Equity Funds International Equity Funds

International Fixed Income Funds Real Estate Funds

Domestic Money Market Funds

~~Percentage of~~

~~Fund Assets~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

The percentage of the Fund's assets invested in the Underlying Funds will change from time-to-time and the subadviser may re- allocate the Fund's assets among these asset categories and the Underlying Funds.

Please see the section titled "Investment Glossary-Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk.

Core Bond Fund

The Fund invests, under normal circumstances, at least 80% of net assets in medium- to high-quality fixed-income securities, including corporate debt securities of domestic and foreign companies, or in securities issued or guaranteed by the U.S. Government, mortgage-backed or non-mortgage asset-backed securities. A significant portion of the Fund's U.S. government securities may be issued or guaranteed by the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") or the Government National Mortgage Association.

The Fund may invest significantly in U.S. Government securities, which are securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities. Some U.S. Government securities are issued or unconditionally guaranteed by the U.S. Treasury. They are of the highest possible credit quality. While these securities are subject to variations in market value due to fluctuations in interest rates, they will be paid in full if held to maturity. Other U.S. Government securities are neither direct obligations of, nor guaranteed by, the U.S. Treasury. However, they involve federal sponsorship in one way or another.

For example, some are backed by specific types of collateral; some are supported by the issuer's right to borrow from the Treasury; some are supported by the discretionary authority of the Treasury to purchase certain obligations of the issuer; and others are supported only by the credit of the issuing government agency or instrumentality.

Although the Fund invests primarily in medium- to high-quality fixed-income securities, which are considered investment-grade, up to 20% of its net assets may be invested in lower-quality fixed-income securities (often referred to as "junk bonds"), which are considered below investment-grade. A fixed-income security will be considered investment- grade if it is rated Baa3 or higher by Moody's Investor Services, Inc. or BBB- or higher by S&P Global Ratings or determined to be of comparable quality by the subadviser.

Up to 40% of the Fund's total assets may be invested in U.S. dollar-denominated fixed-income securities issued by foreign issuers, including fixed-income securities issued by issuers in emerging markets.

Up to 20% of the Fund's net assets may be invested in interest-bearing short-term investments, such as commercial paper, bankers' acceptances, bank certificates of deposit, and other cash equivalents and cash. Although the Fund does not routinely invest in equity securities, it may invest in equity securities from time-to-time up to 20% of the Fund's net assets. Equity securities include common or preferred stocks, convertible securities, and warrants.

The Fund's investment strategy relies on many short-term factors, including current information about a company, investor interest, price movements of a company's securities and general market and monetary conditions. Consequently, the Fund may engage in active and frequent trading of portfolio securities in an effort to achieve its investment objective.

In order to generate additional income, the Fund may lend portfolio securities to broker-dealers and other financial institutions provided that the value of the loaned securities does not exceed 30% of the Fund's total assets. These loans earn income for the Fund and are collateralized by cash and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Please see the section titled "Investment Glossary-Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk, Equity Securities Risk, Preferred Stock Risk, Convertible Securities Risk and Warrant Risk.

High Yield Bond Fund

At least 80% of the Fund's net assets are invested, under normal circumstances, in high-yield, below-investment grade fixed-income securities (often referred to as "junk bonds"). These securities are rated below Baa3 by Moody's Investor Services, Inc. ("Moody's") or BBB- by S&P Global Ratings ("S&P") or determined to be of comparable quality by the subadviser. Up to 15% of the Fund's net assets can be rated below Caa3 by Moody's or CCC- by S&P or its equivalent rating by another Nationally Recognized Statistical Ratings Organization. The Fund may also invest up to 35% of its net assets in below-investment grade foreign fixed-income securities.

The Fund may also invest up to 20% of its net assets in investment grade fixed-income securities, those rated Baa3 or higher by Moody's and BBB- or higher by S&P.

The subadviser analyzes macroeconomic trends to develop an overall picture of a country, market, or market segment and combines that analysis with research on individual securities to achieve the Fund's objective. .

In order to generate additional income, the Fund may lend portfolio securities to broker-dealers and other financial institutions provided that the value of the loaned securities does not exceed 30% of the Fund's total assets. These loans earn income for the Fund and are collateralized by cash and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Although the Fund does not routinely invest in equity securities, it may invest in equity securities from time-to-time up to 20% of the Fund's net assets. Equity securities include common or preferred stocks, convertible securities, and warrants. In addition, the Fund may also invest up to 15% of the Fund's net assets in bank loans and up to 10% of the Fund's net assets in credit derivatives (single name credit default swaps and credit default swap indexes). Credit derivatives may be used by the Fund for various purposes, including managing credit risk (i.e., hedging), enhancing returns, a substitute for physical securities or speculation.

Please see the section titled "Investment Glossary-Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk, Credit Default Swap Risk, Loan Risk, Derivatives Risk, Hedging Risk, Counterparty Risk, Equity Securities Risk, Preferred Stock Risk, Convertible Securities Risk and Warrant Risk.

International Opportunities Fund

Under normal market conditions, at least 80% of the Fund's net assets will be invested in equity and equity-related securities of small- to mid-cap companies throughout the world, excluding the United States. The Fund will invest primarily in small- to mid-cap companies whose capitalization, at the time of purchase, range from the market capitalization of the smallest company included in the MSCI ACWI ex USA Small and Mid-Cap Index (net) (the "Index") to the market capitalization of the largest company in the Index during the most recent 12-month period. As of June 30, 2020, the market capitalizations of companies included in the Index ranged from $0 to $21.77 billion. The Fund may hold foreign currencies and non-dollar denominated foreign securities. The Fund also invests in depositary receipts, which are instruments issued by a bank that represent an interest in a foreign issuer's securities.

The Fund is not limited in the amount it invests in any one country or region. The subadvisers will try to select a wide range of industries and companies and may invest in developing or emerging market countries. Equity securities in which the Fund may invest may include common stocks, preferred stocks, convertible securities and, as noted above, depositary receipts.

The Fund invests a portion of its assets using a bottom-up, growth-focused approach that seeks to invest in companies with accelerating earnings growth due to positive fundamental change, with evidence of a sustainable catalyst and improving relative price strength.

The Fund does not employ a currency overlay strategy, but rather considers currency implications as a component in security selection.

The Fund invests the other portion of its assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies using a bottom-up investment approach to buying and selling investments. Investments are selected primarily based on fundamental analysis of individual issuers.

Quantitative screening tools that systematically evaluate issuers may also be considered.

In order to generate additional income, the Fund may lend portfolio securities to broker-dealers and other financial institutions provided that the value of the loaned securities does not exceed 30% of the Fund's total assets. These loans earn income for the Fund and are collateralized by cash and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Although the Fund invests primarily in equity securities, it may invest in fixed-income securities from time-to-time up to 20% of the Fund's net assets. Investments in such fixed-income securities will be rated as investment grade by Moody's Investors Service, Inc., S&P Global Ratings or Fitch Ratings. Fixed-income securities may be denominated in various currencies; however, no more than 20% of the Fund's net assets will be invested in fixed-income securities denominated in a currency other than the

U.S. dollar or invested in fixed-income securities issued by a single foreign government or international organization, such as the World Bank.

The Fund may also invest up to 5% of its assets in participatory notes. Participatory notes are participation interest notes that are issued by banks or broker-dealers and are designed to offer a return linked to a particular underlying equity, debt, currency or market. The Fund may also invest in other investment companies (including exchange-traded funds).

If the active trading market for certain securities becomes limited or non-existent, it can become more difficult to sell the securities at or near their perceived value. This may cause the value of such securities and the Fund's share price to fall dramatically.

The Fund will not concentrate its assets in any single industry but may from time to time invest a higher percentage of its assets in companies conducting business in various industries within an economic sector.

Please see the section titled "Investment Glossary-Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk, Active Trading Risk, Credit Risk, Interest Rate Risk, Investment Company Risk, Liquidity Risk, Preferred Stock Risk, Participatory Notes Risk and Sector Risk.

Mid Cap Value Fund

The Fund invests, under normal circumstances, at least 80% of net assets in equity securities of mid-cap companies. Generally, mid-cap companies will include companies whose market capitalizations, at the time of purchase, range from the market capitalization of the smallest company included in the Russell Midcap® Index to the market capitalization of the largest company in the Russell Midcap® Index during the most recent 12-month period. As of May 8, 2020, the market capitalization range of the companies in the Russell Midcap® Index was approximately $1.8 billion to $31.7 billion.

Generally, the subadvisers select stocks that they believe meet one or more of the following criteria:

•are undervalued relative to other securities in the same industry or market;

•exhibit good or improving fundamentals; or

•exhibit an identifiable catalyst (e.g., an event or company report that significantly affects the price of a security, such as an earnings report, new product launch or new legislation, lawsuit) that could close the gap between market value and fair value over the next one to two years.

In determining whether a company is exhibiting good or improving fundamentals, each subadviser conducts extensive research, which generally consists of reviewing a company's business prospects, including its financial strength, business plans, industry, position and/or management experience. Each subadviser's valuation techniques are a key component to the Fund's investment approach.

The Fund may invest up to 20% of its total assets in foreign securities. The Fund may also invest in depositary receipts, which are instruments issued by a bank that represent an interest in a foreign issuer's securities.

In order to generate additional income, the Fund may lend portfolio securities to broker-dealers and other financial institutions provided that the value of the loaned securities does not exceed 30% of the Fund's total assets. These loans earn income for the Fund and are collateralized by cash and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

From time to time, certain of the Fund's subadvisers may invest in small or large-cap companies, preferred stock and real estate investment trusts ("REITs").

Please see the section titled "Investment Glossary-Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk, Large-Cap Company Risk, Small-Cap Company Risk, Preferred Stock Risk and REITs Risk.

Moderate Growth Lifestyle Fund

As a fund-of-funds, the Fund's principal investment strategy is to allocate assets among a combination of the Underlying Funds that, in turn, invest directly in a wide range of portfolio securities (like stocks and bonds). The Fund invests its assets in Underlying Funds that invest in securities that seek growth of capital, such as stocks, and securities that generate current income, such as bonds and U.S. government-issued securities. The Fund generally has a lower level of risk than the Aggressive Growth Lifestyle Fund but a greater level of risk than the Conservative Growth Lifestyle Fund.

The Fund's indirect holdings are primarily in domestic and foreign fixed-income securities and equity securities of domestic large-cap companies. The Fund's indirect holdings may also include foreign and domestic equity securities of medium- and small-cap companies, lower rated fixed-income securities (often referred to as "junk bonds"), real estate and real estate related securities, and money market securities.

Asset allocation is the most critical investment decision that you make as an investor. Selecting the appropriate combination should be based on your personal investment goals, time horizons and risk tolerance.

This Fund is managed so that it can serve as a complete investment program for you or as a core part of your larger portfolio. The Underlying Funds have been selected to represent a reasonable spectrum of investment options for the Fund. The subadviser has based the target investment percentages for the Fund on the degree to which it believes the Underlying Funds, in combination, to be appropriate for the Fund's investment objective. The subadviser may change the asset allocation ranges and the particular Underlying Funds in which the Fund may invest from time to time.

The Underlying Funds in which the Fund invests may engage in active and frequent trading of portfolio securities in an effort to achieve their investment objectives.

The Fund intends to invest in Underlying Funds with exposure to the following asset categories ~~in the approximate percentages noted~~:

Asset Category/

Underlying Funds

Domestic Equity Funds

Domestic Fixed Income Funds

International Equity Funds

Real Estate Funds

International Fixed Income Funds

Domestic Money Market

~~Percentage of~~

~~Fund Assets~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

~~[•]%~~

The percentage of the Fund's assets invested in the Underlying Funds will change from time-to-time and the subadviser may re- allocate the Fund's assets among these asset categories and the Underlying Funds.

Please see the section titled "Investment Glossary-Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk.

Small Cap Value Fund

The Fund invests, under normal circumstances, at least 80% of its net assets in equity securities of small-cap companies.

A company will be considered a small-cap company if its market capitalization, at time of purchase, is equal to or less than the largest company in the Russell 2000® Index during the most recent 12-month period. As of May 8, 2020, the market capitalization range of the companies in the Russell 2000® Index was approximately $94.8 million to $4.4 billion.

The subadvisers use a value-oriented approach. Companies will be selected based upon valuation characteristics such as price-to-cash flow ratios which are at a discount to market averages. The ~~subadviser invests~~ subadvisers invest in companies that are attractively valued relative to their peers, with conservative management teams, high quality earnings and strong momentum characteristics. Stocks that are deemed unattractive based on their value, quality or momentum characteristics become candidates for sale. The frequency with which the Fund buys and sells securities will vary from year to year, depending on market conditions.

In order to generate additional income, the Fund may lend portfolio securities to broker-dealers and other financial institutions provided that the value of the loaned securities does not exceed 30% of the Fund's total assets. These loans earn income for the Fund and are collateralized by cash and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

The ~~subadviser~~ subadvisers regularly ~~uses~~ use exchange-traded futures to manage the Fund's cash.

Although the Fund primarily invests in domestic issuers, the Fund is authorized to invest up to 25% of its assets in the securities of foreign issuers.

Please see the section titled "Investment Glossary - Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk, Active Trading Risk, Foreign Investment Risk, Investment Company Risk and Derivatives Risk.

U.S. Socially Responsible Fund

The Fund invests, under normal circumstances, at least 80% of its net assets in the equity securities of U.S. companies meeting the Fund's social criteria. To determine which companies meet the Fund's social criteria, the subadviser incorporates into its investment process industry classifications and research services from an independent social research service, MSCI ESG Research, LLC (MSCI ESG Research).

The subadviser conducts its own analysis of issuers and industries and creates a bespoke list of companies that do not represent strong environmental and social values and categorically excludes those companies as investment options for the Fund. The Fund does not invest in companies that are significantly engaged in:

•the manufacture or distribution of civilian firearms, military weapons or weapons delivery systems;

•the manufacture or distribution of alcoholic beverages or tobacco products;

•the operation of gambling-related businesses; and

•the production of nuclear energy.

The Fund also excludes companies with low environmental, social and governance controversy scores, as determined by the MSCI ESG Ratings provided by MSCI ESG Research. MSCI ESG Research uses a rules based methodology to rate issuers on key ESG issues, including: (1) environmental issues such as climate change, natural resources, pollution and waste, and environmental opportunities; (2) social issues such as human capital, product liability, stakeholder opposition and social opportunities; and (3) governance issues such as corporate governance and corporate behavior.

The Fund further does not invest in companies that:

•have a history of poor labor-management relations;

•engage in businesses or have products that have a severely negative impact on the environment;

•have significant business operations in countries whose governments pose human rights concerns; operate businesses that have a significantly adverse impact on the communities in which they are located;

•engage in businesses or have products that have a severely negative impact on their customers, which may include companies that have products that pose safety or health concerns, engage in practices that are anti-competitive or have marketing that is inappropriate or misleading; and

•have a history of poor business ethics, which may include companies that have incidents of bribery or fraud, or poor governance structures.

The Fund may invest up to 20% of its net assets in the securities of other types of companies meeting the social criteria, including foreign securities, preferred stock and convertible securities. The Fund does not invest in the securities of companies that do not meet the social criteria.

In order to generate additional income, the Fund may lend portfolio securities to broker-dealers and other financial institutions provided that the value of the loaned securities does not exceed 30% of the Fund's total assets. These loans earn income for the Fund and are collateralized by cash and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Since the Fund's definition of social criteria is not "fundamental," VC I's Board of Directors may change it without shareholder approval. When deciding to make changes to the criteria, the Board of Directors will consider, among other things, new or revised state laws that govern or affect the investments in public funds.

Please see the section titled "Investment Glossary - Investment Risks" for a discussion of the following additional risks of the Fund: Cybersecurity Risk.